UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                 OSHKOSH B'GOSH, INC.
                                   (Name of Issuer)

                                 Class A Common Stock
                            (Title of Class of Securities)

                                     688222-20-7
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 26, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 2 of 19


     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 2 of 19
                           Exhibit Index Located on Page 18






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 3 of 19



       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below.






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 4 of 19



       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027

       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 5 of 19



       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 6 of 19



       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211

       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 7 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364

       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 8 of 19



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         CO


     *   See Item 5 below.






     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 9 of 19



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####

       2   Check the Appropriate Box if a Member of a Group          (a)  [x]

                                                                     (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                           -0-*

         NUMBER OF        8    Shared Voting Power                     824,700*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                824,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     824,700*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 10 of 19


          Item 1.  Security and Issuer

          This Schedule 13D relates to shares of Class A Common Stock (the "Common Stock") of OshKosh B'Gosh, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 112 Otter Avenue, Oshkosh, Wisconsin 54901.

          Item 2. Identity and Background

          This Schedule 13D is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

          Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV and an investment adviser to The Carpenters Trust and ICSOPP.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                                 Principal
           Name and                                   Citizen-   Occupation
           Office Held           Business Address       ship     or Employment


           Richard C. Blum       909 Montgomery St.      USA     President and
           President, Chairman   Suite 400                       Chairman, RCBA
           and Director          San Francisco, CA               L.P.
           Nils Colin Lind       909 Montgomery St.    Norway    Managing
           Managing Director     Suite 400                       Director, RCBA
           and Director          San Francisco, CA               L.P.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 11 of 19


                                                                 Principal
           Name and                                   Citizen-   Occupation
           Office Held           Business Address       ship     or Employment


           Jeffrey W. Ubben      909 Montgomery St.      USA     Managing
           Managing Director of  Suite 400                       Director of
           Investments           San Francisco, CA               Investments,
                                                                 RCBA L.P.
           Alexander L. Dean     909 Montgomery St.      USA     Managing
           Managing Director of  Suite 400                       Director of
           Investments and       San Francisco, CA               Investments,
           Director                                              RCBA L.P.

           George F. Hamel, Jr.  909 Montgomery St.      USA     Managing
           Managing Director of  Suite 400                       Director of
           Marketing             San Francisco, CA               Marketing,
                                                                 RCBA L.P.

           John H. Steinhart     909 Montgomery St.      USA     Managing
           Managing Director     Suite 400                       Director and
           and Chief             San Francisco, CA               Chief
           Administrative                                        Administrative
           Officer                                               Officer, RCBA
                                                                 L.P.
           Marc T. Scholvinck    909 Montgomery St.      USA     Managing
           Managing Director     Suite 400                       Director and
           and Chief Financial   San Francisco, CA               Chief
           Officer                                               Financial
                                                                 Officer, RCBA
                                                                 L.P.

           Peter E. Rosenberg    909 Montgomery St.      USA     Managing
           Managing Director of  Suite 400                       Director of
           Development and       San Francisco, CA               Development,
           Director                                              RCBA L.P.
           Michael Kane          909 Montgomery St.      USA     Managing
           Managing Director of  Suite 400                       Director of
           Investments           San Francisco, CA               Investments,
                                                                 RCBA L.P.

           Thomas L. Kempner     40 Wall Street          USA     Chairman, Loeb
           Director              New York, NY  10005             Partners
                                                                 Corporation,
                                                                 Investment
                                                                 Banking
                                                                 Business

           Donald S. Scherer     3 Embarcadero           USA     Howard, Rice,
           Secretary             Center                          et al. (law
                                 Suite 700                       firm)
                                 San Francisco, CA
                                 94111





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 12 of 19


          The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

                                                                 Principal
          Name and                                     Citizen-  Occupation
          Office Held        Business Address            ship    or Employment


          Kim Frommer,       22225 Acorn Street          USA     President,
          Trustee            Chatsworth, CA 91311                Frommer Inc.
          Curtis Conyers,    4719 Exposition Blvd.       USA     President,
          Jr., Trustee       Los Angeles, CA 90016               Richard Lane
                                                                 Company

          Richard Harris,    1717 West Lincoln Ave.      USA     General
          Trustee            Anaheim, CA 92801                   Manager,
                                                                 Wesseln
                                                                 Construction
                                                                 Co., Inc.

          Ralph Larison,     1925 Water Street           USA     President,
          Trustee            Long Beach, CA 90802                Connoly-
                                                                 Pacific Co.
          Bert Lewitt,       2901 28th Street            USA     President,
          Trustee            Santa Monica, CA 90405              Morley
                                                                 Construction
                                                                 Co.

          Ronald W. Tutor,   15901 Olden Street          USA     President,
          Co-Chairman,       Sylmar, CA 91342                    Tutor-Saliba
          Trustee                                                Corporation
          J.D. Butler,       412 Dawson Drive            USA     Treasurer,
          Trustee            Camarillo, CA 93010                 Gold Coast
                                                                 District
                                                                 Council of
                                                                 Carpenters

          Douglas J.         520 South Virgil Ave.       USA     Secretary-
          McCarron,          Los Angeles, CA 90020               Treasurer,
          Chairman, Trustee                                      Southern
                                                                 California
                                                                 District
                                                                 Council of
                                                                 Carpenters





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 13 of 19


                                                                 Principal
          Name and                                     Citizen-  Occupation
          Office Held        Business Address            ship    or Employment


          Bill Perry,        520 South Virgil Ave.       USA     Administrative
          Trustee            Los Angeles, CA 90020               Assistant,
                                                                 Southern
                                                                 California
                                                                 District
                                                                 Council of
                                                                 Carpenters
          Buddy Self,        911 20th Street             USA     Financial
          Trustee            Bakersfield, CA 91301               Secretary,
                                                                 Carpenters
                                                                 Local Union
                                                                 743

          Steve Graves,      520 South Virgil Avenue     USA     Representative
          Trustee            Los Angeles, CA 90020               , Southern
                                                                 California
                                                                 District
                                                                 Council of
                                                                 Carpenters

          Fred Taylor,       341 Wardlow Road            USA     Financial
          Trustee            Long Beach, CA 90807                Secretary,
                                                                 Carpenters
                                                                 Local Union
                                                                 630


          ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

                                                                 Principal
          Name and                                   Citizen-    Occupation
          Office Held         Business Address         ship      or Employment


          Robert E. Vagley,   American Insurance       USA       President,
          Fiduciary           Association                        American
                              1130 Connecticut                   Insurance
                              Avenue, N.W.                       Association
                              Washington, DC
                              20036





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 14 of 19


                                                                 Principal
          Name and                                   Citizen-    Occupation
          Office Held         Business Address         ship      or Employment


          Fred R. Marcon,     Insurance Services       USA       President,
          Fiduciary           Office                             Insurance
                              7 World Trade                      Services
                              Center                             Office
                              New York, NY 10048
          Gail P. Norton,     Industrial Risk          USA       President &
          Fiduciary           Insurers                           CEO,
                              85 Woodland Street                 Industrial
                              Hartford,                          Risk Insurers
                              Connecticut 06102

          A. James Brodsky,   Insurance Company        USA       Director,
          Director            Supported                          Insurance
                              Organizations                      Company
                              Pension Plan and                   Supported
                              Trust                              Organizations
                              1130 Connecticut                   Pension Plan
                              Avenue, N.W.                       and Trust
                              Washington, DC
                              20036

                                      *   *   *

          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration

          The source of funds for the purchases of securities was the working capital of the Reporting Persons.

          Item 4. Purpose of Transaction.

          The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time,





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 15 of 19


          dispose of some or all of the securities of the Issuer that they beneficially own.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

          Item 5. Interest in Securities of the Issuer

          (a), (b) According to the Issuer, there were 11,189,387 shares of Common Stock issued and outstanding on May 31, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:
                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned

           Stinson                          92,100             0.8%
           BK IV                            41,200             0.4%

           Carpenters Trust                530,000             4.7%

           ICSOPP                          161,400             1.4%
                                           _______             ____
                   Total                   824,700             7.4%
                                           =======             ====

          Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 819,700 shares of the Common Stock, which is 7.3% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 16 of 19


          (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:

                   Name           Trade Date      Shares    Price/Share

          Stinson                  06-26-96         4,000      17.50
                                   06-26-96        46,300      18.13
                                   06-28-96         2,400      18.13
                                   07-01-96         1,400      18.13

          Carpenters Trust         06-26-96         8,300      17.50
                                   06-26-96        95,000      18.13
                                   06-28-96         4,800      18.13
                                   07-01-96         1,900      18.13

          ICSOPP                   06-26-96         7,700      17.50
                                   06-26-96        90,400      18.13
                                   06-28-96         4,800      18.13
                                   07-01-96         1,700      18.13

          (d) and (e)   Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7. Material to be Filed as Exhibits

          Exhibit A       Joint Filing Undertaking.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 17 of 19


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  July 2, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS IV, L.P.        L.P.

          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner                     By /s/ Donald S. Scherer
                                                       _______________________
                                                       Donald S. Scherer,
                By /s/ Donald S. Scherer               Secretary
                   _______________________
                   Donald S. Scherer,
                   Secretary                  RICHARD C. BLUM & ASSOCIATES,
                                              INC.

          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA                 By /s/ Donald S. Scherer
                                                 _____________________________
          INSURANCE COMPANY SUPPORTED            Donald S. Scherer,
          ORGANIZATION PENSION PLAN              Secretary

          By Richard C. Blum & Associates,
             L.P., its Investment Adviser     /s/ John H. Steinhart
                                              ________________________________
             By Richard C. Blum &             RICHARD C. BLUM
                Associates, Inc., its
                General Partner               By John H. Steinhart
                                                 Attorney-in-Fact

                By /s/ Donald S. Scherer
                   _______________________
                   Donald S. Scherer,
                   Secretary





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 18 of 19


                                  INDEX TO EXHIBITS


                                                              Sequentially
          Item           Description                          Numbered Page

          Exhibit A      Joint Filing Undertaking                   19





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 19 of 19


                                      EXHIBIT A

                               JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

          DATED:  July 2, 1996

          STINSON CAPITAL PARTNERS, L.P.      RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS IV, L.P.        L.P.

          By Richard C. Blum & Associates,
             L.P., its General Partner           By Richard C. Blum &
                                                    Associates, Inc., its
             By Richard C. Blum &                   General Partner
                Associates, Inc., its
                General Partner                     By /s/ Donald S. Scherer
                                                       ________________________
                                                       Donald S. Scherer,
                By /s/ Donald S. Scherer               Secretary
                   ________________________
                   Donald S. Scherer,
                   Secretary                  RICHARD C. BLUM & ASSOCIATES,
                                              INC.

          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA                 By /s/ Donald S. Scherer
                                                 _____________________________
          INSURANCE COMPANY SUPPORTED            Donald S. Scherer,
          ORGANIZATION PENSION PLAN              Secretary

          By Richard C. Blum & Associates,
             L.P., its Investment Adviser     /s/ John H. Steinhart
                                              ________________________________
             By Richard C. Blum &             RICHARD C. BLUM
                Associates, Inc., its
                General Partner               By John H. Steinhart
                                                 Attorney-in-Fact
                By /s/ Donald S. Scherer
                   ________________________
                   Donald S. Scherer,
                   Secretary